As filed with the Securities and Exchange Commission on September 13, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. Two
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or

Section 13(e)(1) of the Securities Exchange Act of 1934

CAPITOL FEDERAL FINANCIAL

(Name of Subject Company (issuer)

CAPITOL FEDERAL FINANCIAL - ISSUER

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

14057C 10 6

(CUSIP Number of Class of Securities)

John B. Dicus
Capitol Federal Financial
700 S. Kansas Avenue
Topeka, Kansas 66603
(785) 235-1341

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James S. Fleischer, P.C.
Martin L. Meyrowitz, P.C.
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005
(202) 414-6100

August 15, 2001
(Date Tender Offer First Published, Sent or Given to Security Holders)

next page

^

Item 1.        Summary Term Sheet

                   The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.

Item 2.        Subject Company Information

                   (a) The issuer of the securities to which this Schedule TO relates is Capitol Federal Financial, a federally chartered corporation. The address of its principal executive office, and its mailing address, is 700 S. Kansas Avenue, Topeka, Kansas 66603.

                   (b) This Schedule TO relates to the offer by Capitol Federal Financial to purchase up to 8,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share, 80,404,182 of which shares were outstanding as of August 9, 2001.

                   (c) The information set forth in "Summary" and "Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person.

                   (a) The Filing Person for which this Schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2(a) above.

                   (b) The names, business addresses and business telephone numbers (to the extent such individuals are not retired) of the directors and officers of the Subject Company are as follows:

John C. Dicus Chairman of the Board and CEO Capitol Federal Financial 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	Kent G. Townsend Senior Vice President and Controller Capitol Federal Financial 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341
John B. Dicus President and COO Capitol Federal Financial 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	Marilyn S. Ward Executive Director ERC/Resource and Referral 1710 SW 10th, Suite 215 Topeka, KS 66604
Neil F. M. McKay Executive Vice President, CFO and Treasurer Capitol Federal Financial 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	Carl W. Quarnstrom Partner Shaw, Hergenreter, Quarnstrom & Peters, LLP 700 S Kansas Ave Topeka, KS 66603

next page

Stanley F. Mick Executive Vice President and Chief Lending Officer Capitol Federal Savings Bank 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	Frederick P. Reynolds Chairman of the Board, Sound Products 6780 SW Dancaster Topeka, KS 66603 (785) 228-9669
R. Joe Aleshire Executive Vice President of Retail Operations Capitol Federal Savings Bank 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	B. B. Andersen Real Estate Developer 5921 High Drive Mission Hills, KS 66208 (913) 831-1967
Larry K. Brubaker Executive Vice President of Corporate Services Capitol Federal Savings Bank 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	Robert B. Maupin, Director (retired)

Item 4.        Terms of the Transaction

                   (a) The information set forth in "Summary" and "Section 1, Number of Shares; Proration," "Section 3, Procedure for Tendering Shares," "Section 4, Withdrawal Rights," "Section 9, Purpose of the Offer; Certain Effects of the Offer," "Section 11, Source and Amount of Funds," "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 13, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

                   (b) The information set forth in "Summary" and "Section 9, Purpose of the Offer; Certain Effects of the Offer" and "Section 12, Interest of the Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 5.        Past Contacts, Transactions, Negotiations and Agreements.

                   (a) Not applicable.

                   (b) Not applicable.

Item 6.        Purposes of the Transaction and Plans and Proposals.

                   (a)-(c) The information set forth in "Summary" and "Section 11, Source and Amount of Funds," "Section 9, Purpose of the Offer; Certain Effects of the Offer," and "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

next page

Item 7.        Source and amount of Funds or Other Consideration.

                   (a) The information set forth in "Section 11, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

                   (b) Not applicable.

                   (c) Not applicable.

Item 8.        Interest in Securities of the Subject Company.

                   (a) The beneficial ownership of shares of the Subject Company's officers and directors is as follows:

John C. Dicus: 532,492 shares, including 200,000 options (0.67%); John B. Dicus: 460,292 shares, including 210,000 options (0.56%); Neil F.M. McKay: 127,386 shares, including 60,000 options (0.16%); Stanley F. Mick: 132,386 shares, including 60,000 options (0.16%); R. Joe Aleshire: 147,666 shares, including 60,000 options (0.18%); Larry K. Brubaker: 143,825 shares, including 60,000 options (0.18%); Kent G. Townsend: 47,793 shares, including 24,000 options (0.06%); Marilyn S. Ward: 96,200 shares, including 40,000 options (0.12%); Carl W. Quarnstrom: 100,000 shares, including 40,000 options (0.12%); Frederick P. Reynolds: 130,000 shares, including 40,000 options (0.16%); B. B. Andersen: 122,306 shares, including 20,000 options (0.15%); Robert B. Maupin: 123,500 shares, including 20,000 options (0.15%).

                   (b) Not applicable.

Item 9.        Persons/Assets, Retained, Employed, Compensated, or Used.

                   The information set forth in "Summary" and "Section 17, Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.        Financial Statements.

                   (a)-(b) Not applicable pursuant to Instruction 2 of Item 10 of Schedule TO. For a better understanding of the effects of this transaction, however, certain historical and pro forma financial information has been set forth in "Section 10, Information Concerning Capitol Federal Financial."

Item 11.        Additional Information.

                   (a) Not applicable.

                   (b) Not applicable.

next page

Item 12.        Exhibits.

(a)	(1)	Form of Offer to Purchase, dated August 15, 2001 and form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.
	(2)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form; form of Letter to Stockholders of the Company, dated August 15, 2001, from John C. Dicus, Chairman of the Board and Chief Executive Officer of the Subject Company; form of Memorandum, dated August 15, 2001, to the Subject Company's employees; form of Question and Answer Brochure; text of Press Release issued by the Company, dated August 15, 2001; and text of Press Announcement to be published in local and regional newspapers on or after August 15, 2001; text of Press Release issued by the Company extending the offering, dated September 13, 2001.

                   (b) Form of Term Loan Agreement and Pledge Agreement dated August 14, 2001.

                   (c) Not applicable.

                   (d) Not applicable.

                   (e) Not applicable.

                   (f) Not applicable.

                   (g) Not applicable.

                   (h) Not applicable.

next page

SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

September 13, 2001		CAPITOL FEDERAL FINANCIAL
	By:	/s/ John C. Dicus John C. Dicus Chairman of the Board and Chief Executive Officer
^

EXHIBIT (A)(2)-8

Immediate
September 12, 2001

CAPITOL FEDERAL FINANCIAL EXTENDS TENDER OFFER; URGES STOCKHOLDERS NOT TO MAIL SHARES UNTIL MORE INFORMATION CAN BE PROVIDED

       TOPEKA, KANSAS: Capitol Federal Financial (Nasdaq: CFFN) announced today that it is extending the time period during which stockholders may tender their shares pursuant to the Company's modified dutch auction tender offer.

       John B. Dicus, President of Capitol Federal Financial, stated: "In view of the unprecedented attack on our country, the closing of the stock markets, the temporary unavailability of telephone lines to our information agent, whose offices were in the World Trade Center and the difficulties with mail deliveries to our depositary, we are extending the expiration date of our offer. Our hearts and prayers are with the families of those who suffered a loss in this tragic event."

       Mr. Dicus went on to say: "We urge stockholders not to mail any shares at this time. Both our information agent and depositary were located in lower Manhattan, and we are currently working with them to obtain new phone numbers and determining if a new mailing address is necessary for use in the tender offer. As soon as possible, we will notify our stockholders with new instructions for mailing their shares, as well as a new telephone number to contact our information agent with questions regarding the tender offer."

       The Company emphasized that it currently does not plan any changes in the terms of the tender offer. As of September 10, 2001, 78,375 shares have been received by the depositary pursuant to the offer.

       For further information contact:

Jim Wempe Vice President, Investor Relations
700 S Kansas Avenue
Topeka, Kansas 66603
(785) 270-6055
jwempe@capfed.com